Issuer Free Writing Prospectus

February 10, 2014

Filed Pursuant to Rule 433

Registration No. 333-181540

DIANA SHIPPING INC.

8.875% Series B Cumulative Redeemable Perpetual Preferred Shares

(liquidation preference $25.00 per share)

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of Series B Preferred Shares” in the preliminary prospectus supplement, dated February 10, 2014, to the prospectus dated July 6, 2012.

Issuer:	Diana Shipping Inc. (NYSE: DSX)

Securities Offered:	8.875% Series B Cumulative Redeemable Perpetual Preferred Shares of the Issuer, par value $0.01 per share, liquidation preference $25.00 per share (the “Series B Preferred Shares”)

Offering Size:

2,400,000 Series B Preferred Shares ($60,000,000 aggregate liquidation preference) (or 2,760,000 Series B Preferred Shares ($69,000,000 aggregate liquidation preference) if the underwriters exercise their over-allotment option in full).

Ioannis Zafirakis, our Class I Director, Executive Vice President and Secretary and Andreas Michalopoulos, our Chief Financial Officer and Treasurer have agreed to purchase an aggregate of $1.7 million in aggregate liquidation preference of the Series B Preferred Shares at the public offering price.

Over-Allotment Option:	The underwriters have been granted a 30 day option to purchase up to an additional 360,000 Series B Preferred Shares to cover over-allotments, if any

Public Offering Price:	$25.00 per Series B Preferred Share

Net Proceeds to Issuer (before offering expenses):	$58,110,000 ($66,826,500 if the underwriters exercise their over-allotment option in full)

Underwriting Discounts and Commissions:	$0.7875 per Series B Preferred Share

Maturity Date:	Perpetual

Trade Date:	February 10, 2014

Settlement Date:	February 14, 2014 (T+3)

Conversion; Exchange and Preemptive Rights:	Will not have any conversion or exchange rights or be subject or entitled to preemptive rights

Dividend Payment Dates:	Quarterly on January 15, April 15, July 15 and October 15, commencing April 15, 2014 (each, a “Dividend Payment Date”)

Dividends:	Will accrue and be cumulative from the date the Series B Preferred Shares are originally issued and will be payable on each Dividend Payment Date, when, as and if declared by the Issuer’s board of directors

Dividend Rate:	8.875% per annum per $25.00 liquidation preference per share (equal to $2.21875 per annum per share)

Day Count:	30/360

Optional Redemption:	At any time on or after February 14, 2019, the Issuer may redeem, in whole or from time to time in part, the Series B Preferred Shares at a redemption price of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared

Ratings:	The Series B Preferred Shares will not be rated by any Nationally Recognized Statistical Rating Organization

CUSIP/ISIN:	Y2066G 112/MHY2066G1127

Joint Book-Running Managers:	Morgan Stanley & Co. LLC UBS Securities LLC Deutsche Bank Securities Inc.

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC Raymond James & Associates, Inc.

Listing:	The Issuer has applied to list the Series B Preferred Shares on the New York Stock Exchange (the “NYSE”) under the symbol “DSXPRB.” If the application is approved, trading of the Series B Preferred Shares on the NYSE is expected to commence within 30 days after the original issuance date of the Series B Preferred Shares.

All information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the Series B Preferred Shares and is not soliciting an offer to buy the Series B Preferred Shares in any jurisdiction where the offer or sale is not permitted.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Morgan Stanley & Co. LLC toll free at 1-866-718-1649, UBS Securities LLC toll free at 1-877-827-6444, ext. 561 3884 or Deutsche Bank Securities Inc. toll free at 1-800-503-4611.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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